Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
SAFE TECHNOLOGIES INTERNATIONAL, INC.
____________________________________

Pursuant to Sections 228 and 242 of
the General Corporation Law of the
State of Delaware
____________________________________

        SAFE TECHNOLOGIES INTERNATIONAL, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

        FIRST:    Upon the filing and effectiveness (the "Effective Time") pursuant to the General Corporation Law of the State of Delaware (the "DGCL") of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten (10) shares of the Corporation's Common Stock, par value $.00001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests, upon receipt by the Corporation's transfer agent of the stockholder's properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation's transfer agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

        SECOND:    Upon the Effective Time, the first paragraph of Article Four of the Corporation's Certificate of Incorporation, relating to the capital structure of the Corporation, is hereby amended to read in its entirety as set forth below:

The total number of shares of stock which the Corporation shall have authority to issue is four hundred million (400,000,000) shares, par value $.00001 per share.  All such shares are of one class and are shares of common stock.

        THIRD:    This Certificate of Amendment shall become effective as of July 22, 2009.

        FOURTH:    This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. The holders of the necessary number of shares approved the proposed amendments by written action on June 18, 2009, thereby duly adopting this Certificate of Amendment.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of July 20, 2009.

SAFE TECHNOLOGIES INTERNATIONAL, INC.

By:	/s/ Christopher L. Kolb
Name: Christopher L. Kolb
Title: President